SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 10 June 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 10 June 2026
           re: Board Change

10 June 2026

LLOYDS BANKING GROUP:  BOARD APPOINTMENT

Lloyds Banking Group plc (the "Group") is pleased to announce the appointment of Danuta Gray as a Non-Executive Director of the Group and a member of its Responsible Business Committee and as Chair and a Non-Executive Director of Scottish Widows Group, in all cases with effect from 1 July 2026.

BIOGRAPHICAL DETAILS

Danuta is currently Chair of Croda International Plc and a Non-Executive Director and Chair of the Remuneration Committee at Burberry Group plc.

Danuta has significant financial services and insurance board experience, having chaired Direct Line Insurance Group plc from 2020 to 2025 and having served as a non-executive director of Aldermore Bank plc from 2014 to 2021, which included periods as Senior Independent Director and Interim Chair. Danuta has also been Chair and a Non-Executive Director of St Modwen Properties plc.

Prior to her non-executive career, Danuta worked as an executive in the telecommunications sector where she held positions including Chief Executive Officer of Telefonica O2 Ireland and an Executive Board member of O2 plc.

Sir Robin Budenberg, Group Chair, said "Danuta is a very experienced non-executive director and chair who will bring extensive knowledge and experience of banking and insurance to her roles with the Group. She also has a track record of growing customer-focused and technology businesses. I look forward to welcoming her to the Group.".

There is no other information to be disclosed under UK Listing Rule 6.4.8R.

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 10 June 2026